UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 30, 2020

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Adress of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2020 to 30 September 2020

30 October 2020
Novo Nordisk's operating profit increased by 6% in Danish kroner and by 7% at constant exchange rates (CER) in the first nine months of 2020

•Sales increased by 6% in Danish kroner and by 7% at CER to DKK 94.8 billion. Sales in International Operations increased by 9% in Danish kroner (12% at CER), and sales in North America Operations increased by 2% in Danish kroner (2% at CER). Sales growth was negatively impacted by COVID-19 as fewer patients initiated treatment, partially offset by COVID-19-related stocking in the first quarter.
•Sales within Diabetes and Obesity care increased by 6% to DKK 80.3 billion (8% at CER), driven by GLP-1 sales increasing by 29% in Danish kroner (29% at CER) reflecting the uptake of Ozempic® and the Rybelsus® launch as well as Obesity care sales increasing by 3% in Danish kroner (6% at CER). Biopharm sales increased by 3% (4% at CER).
•Sales in the third quarter increased by 2% measured in Danish kroner and by 7% at CER compared to the third quarter of 2019. Sales growth was driven by GLP-1 sales increasing by 25% in Danish Kroner (31% at CER).

•During the third quarter, Novo Nordisk successfully completed the phase 2b trial with ziltivekimab in cardiovascular disease. Further, Novo Nordisk requested priority review in the US of the filing of semaglutide 2.4 mg in obesity based on a priority review voucher.
•On 8 October, the outlook for 2020 was raised with sales growth and operating profit growth now both expected to be 5-8% at CER.

PROFIT AND LOSS	9M 2020	9M 2019	Growth as reported	Growth at CER*
DKK million
Net sales	94,808	89,604	6%	7%
Operating profit	42,948	40,610	6%	7%

Net profit	32,820	30,234	9%	N/A
Diluted earnings per share (in DKK)	14.00	12.68	10%	N/A
* CER: Constant exchange rates (average 2019). The growth at CER was announced on 8 October

Lars Fruergaard Jørgensen, president and CEO: "We are very satisfied with the performance in the first nine months of 2020 despite the negative impacts from COVID-19. More patients use our GLP-1 treatments, and our diabetes market leadership continues to expand. Within R&D, an important milestone was reached with the encouraging results from the phase 2b trial in cardiovascular disease with ziltivekimab, the lead candidate from Corvidia Therapeutics that was acquired this year".

On 30 October 2020 at 13.00 CET, corresponding to 8.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 2 of 33
UPDATE ON COVID-19

During the COVID-19 pandemic, Novo Nordisk's key priorities are to safeguard employees, continue the supply of lifesaving medicines and support societies around the world.

Production
Novo Nordisk's manufacturing sites continue to operate and products are still distributed and made available to patients worldwide.

R&D
Novo Nordisk continues conduct of all clinical trials already initiated. For ongoing trials, recruitment of new patients is still below pre-COVID-19 levels. Some new trials have been initiated.

Commercial
Most Novo Nordisk medicines are mainly used for chronic treatment. However, during the period of social distancing implemented in many markets, fewer new patients are initiating treatment. This is especially impacting launch products and products with a short stay time. A gradual recovery of patient initiations took place in the third quarter. In the beginning of the pandemic, stocking mainly at patient level was seen particularly in the US and Europe and a gradual destocking at patient level has taken place in the second and third quarter of 2020.

The COVID-19 pandemic continues to evolve differently across geographies and operations are running accordingly. In many markets, sales representatives are partially back in the field.

Support to society
Novo Nordisk supports societies and local healthcare systems during the COVID-19 pandemic with contributions in countries across the world, including patient support, emergency relief donations as well as protection equipment for medical staff and hospitals.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 3 of 33
STRATEGIC ASPIRATIONS

STRATEGIC ASPIRATIONS 2025
To reflect the broad aspects of Novo Nordisk across therapy areas and geographies, Novo Nordisk introduced in 2019 a comprehensive approach describing the future growth aspirations of the company under the headline Strategic Aspirations 2025.

The strategic aspirations are objectives that Novo Nordisk intends to work towards and are not a projection of Novo Nordisk's financial outlook or expected growth. Novo Nordisk intends to describe how its activities develop in relation to each of the four dimensions on an ongoing basis.

Continued progress is made on the Strategic Aspirations 2025. Key results for the first nine months of 2020 were:

Purpose and Sustainability:
•Adding value to society:
◦Launch of new social responsibility strategy to defeat diabetes
◦Expansion of US affordability options
◦Societal contributions during COVID-19 pandemic
◦Lowered ceiling pricing of human insulin as part of Access to Insulin Commitment in 76 countries
•Environment:
◦Sourcing of renewable power for all US operations and 100% renewable power across all production sites
◦Launch of supplier target aiming at 100% renewable power across all suppliers by 2030

Innovation and therapeutic focus:
•Insulin icodec phase 2 trial successfully completed supporting the aspiration of further raising the innovation bar for diabetes treatment
•Rybelsus® approved in the EU and Japan
•Semaglutide 2.4 mg in obesity phase 3 programme, phase 2 monotherapy trial with AM833 and phase 1 combination trial of AM833 and semaglutide successfully completed - supporting the aspiration of developing superior treatment solutions for obesity
•Within Other serious chronic diseases, successful completion of phase 2b trial with ziltivekimab in cardiovascular disease and the completion of the semaglutide in NASH phase 2 trial support the aspirations of developing a presence

Commercial execution:
•Diabetes value market share increased by 0.8 percentage point to 29.2%, supporting the aspiration of reaching a diabetes value market share of more than one third
•Obesity care sales increased by 6% (CER) to DKK 4.2 billion with an aspiration to at least doubling Obesity care sales
•Biopharm sales increased by 4% (CER), supporting the aspiration of a sustained growth outlook for Biopharm

Financials:
•Supporting the aspiration of delivering solid sales growth:
◦Sales in International Operations grew by 12% (CER)
◦In the US, 47% of sales come from products launched since 2015, reflecting the transformation of the sales in the US
•Operating profit increased by 7% (CER)
•Free cash flow increased by 27% to DKK 41.6 billion and DKK 31.3 billion was returned to shareholders through share buybacks and dividends

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 4 of 33
FINANCIAL PERFORMANCE
CONSOLIDATED FINANCIAL STATEMENT FOR THE FIRST NINE MONTHS OF 2020

PROFIT AND LOSS	9M 2020	9M 2019	% change 9M 2020 to 9M 2019
(Amounts are in DKK million, except for earnings per share, dividend per share and employees)

Net sales	94,808	89,604	6%

Gross profit	79,495	74,948	6%
Gross margin	83.8%	83.6%

Sales and distribution costs	23,162	22,287	4%
Percentage of sales	24.4%	24.9%

Research and development costs	10,979	9,836	12%
Percentage of sales	11.6%	11.0%

Administrative costs	2,760	2,772	0%
Percentage of sales	2.9%	3.1%

Other operating income, net	354	557	(36%)

Operating profit	42,948	40,610	6%
Operating margin	45.3%	45.3%

Financial items (net)	(1,820)	(3,136)	(42%)

Profit before income taxes	41,128	37,474	10%

Income taxes	8,308	7,240	15%
Effective tax rate	20.2%	19.3%

Net profit	32,820	30,234	9%
Net profit margin	34.6%	33.7%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	4,374	4,263	3%
Capital expenditure (Purchase of property, plant and equipment)[1]	4,307	7,025	(39%)

Net cash generated from operating activities	51,779	41,617	24%
Free cash flow	41,559	32,714	27%

Total assets	139,947	124,908	12%
Equity	59,573	52,953	13%
Equity ratio	42.6%	42.4%

Average number of diluted shares outstanding (million)	2,345.0	2,383.8	(2%)
Diluted earnings per share / ADR (in DKK)	14.00	12.68	10%

Full-time equivalent employees end of period	44,326	42,158	5%

1) Cash-based capital expenditure.

These unaudited consolidated financial statements for the first nine months of 2020 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2019 of Novo Nordisk. Furthermore, the financial report, including the consolidated financial statements for the first nine months of 2020 and the Management’s review, have been prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 5 of 33
GEOGRAPHIC SALES DEVELOPMENT
Sales increased by 6% measured in Danish kroner and by 7% at CER to DKK 94,808 million in the first nine months of 2020. Sales growth was negatively impacted by fewer patients initiating treatment and increasing unemployment in the US, partially offset by COVID-19-related stocking. Sales in International Operations increased by 9% measured in Danish kroner and by 12% at CER. Sales in North America Operations increased by 2% in both Danish kroner and at CER.

As of 1 April 2020, International Operations was reorganised and financial reporting has been divided into: EMEA (covering Europe, the Middle East and Africa), Region China (covering Mainland China, Hong Kong and Taiwan) and Rest of World (covering all other countries except for North America). North America Operations was not impacted by the reorganisation and still includes the US and Canada. Please see appendix 8 for a breakdown of sales per area in 2019.

Sales split per geographical area	Sales 9M 2020 DKK million	Growth as reported	Growth at CER	Share of growth at CER

International Operations	50,399	9%	12%	83%
- EMEA	26,159	9%	11%	39%
- Region China	10,836	10%	12%	19%
- Rest of World	13,404	8%	13%	25%
North America Operations	44,409	2%	2%	17%
- The US	41,947	2%	2%	11%

Total sales	94,808	6%	7%	100%

International Operations
Sales in International Operations increased by 9% measured in Danish kroner and by 12% at CER. Sales growth was driven by all geographical areas, with EMEA growing by 11% (CER), Rest of World growing by 13% (CER) and Region China growing by 12% (CER). Sales growth was driven by all therapy areas. Sales growth was negatively impacted by COVID-19 as fewer patients initiated treatment, partially offset by COVID-19-related stocking and timing of shipments.

EMEA
Sales in EMEA increased by 9% measured in Danish kroner and by 11% at CER. Sales growth was driven by Diabetes care growing by 11% (CER) driven by increased GLP-1 and insulin sales. Biopharm sales increased by 10% (CER) and Obesity care increased by 8% (CER).

Region China
Sales in Region China increased by 10% measured in Danish kroner and by 12% at CER. Sales growth was driven by Diabetes care growing by 12% (CER) driven by increased modern insulin sales and Biopharm growing by 19% (CER). Sales growth was impacted by increased distributor stock levels, offset by fewer patients initiating treatment during the COVID-19 pandemic.

Rest of World
Sales in Rest of World increased by 8% measured in Danish kroner and by 13% at CER. Sales growth was driven by Diabetes care growing by 17% (CER) from increased insulin and GLP-1 sales, Biopharm growing by 5% (CER) and Obesity care growing by 7% (CER).

North America Operations
Sales in North America Operations increased by 2% in both Danish kroner and at CER. Sales growth was negatively impacted by COVID-19 as fewer patients initiated treatment and increasing unemployment in the US, partially offset by COVID-19-related stocking in the first quarter.

The sales development reflects GLP-1 sales growing by 27% (CER) and Obesity care growing by 4% (CER). This was offset by insulin sales declining by 22% (CER) due to lower realised prices in the US following unfavourable channel mix, rebate enhancements, affordability programmes and changes in the coverage gap legislation as well as Biopharm sales declining by 2% (CER).

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 6 of 33
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales growth in the first nine months of 2020 was 6% measured in Danish kroner and 7% at CER driven by growth across all therapy areas with Diabetes care sales growth of 8% (CER), Obesity care sales growth of 6% (CER) and Biopharm sales growth of 4% (CER). Sales growth was negatively impacted by fewer patients initiating treatment and increased unemployment in the US, partially offset by COVID-19-related stocking.

Sales split per therapy	Sales 9M 2020 DKK million	Sales 9M 2019 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Diabetes and Obesity care segment

Long-acting insulin	13,426	15,674	(14%)	(13%)	(33%)
- Tresiba®	6,720	6,948	(3%)	(2%)	(3%)
- Xultophy®	1,842	1,626	13%	15%	4%
- Levemir®	4,864	7,100	(31%)	(30%)	(34%)

Premix insulin	8,220	7,913	4%	6%	8%
- Ryzodeg®	967	747	29%	33%	4%
- NovoMix®	7,253	7,166	1%	3%	4%

Fast-acting insulin	14,082	14,367	(2%)	(1%)	(2%)
- Fiasp®	1,021	804	27%	28%	3%
- NovoRapid®	13,061	13,563	(4%)	(2%)	(5%)

Human insulin	7,195	6,832	5%	8%	9%

Total insulin	42,923	44,786	(4%)	(3%)	(18%)

Victoza®	13,990	16,507	(15%)	(15%)	(38%)
Ozempic®	15,023	6,872	119%	120%	129%
Rybelsus®	1,038	—	—	—	16%
Total GLP-1	30,051	23,379	29%	29%	107%

Other Diabetes care[1]	3,056	3,230	(5%)	(4%)	(2%)

Total Diabetes care	76,030	71,395	6%	8%	87%

Obesity care (Saxenda®)	4,223	4,115	3%	6%	4%

Diabetes and Obesity care total	80,253	75,510	6%	8%	91%

Biopharm segment
Haemophilia[2]	7,522	7,727	(3%)	(2%)	(2%)
- NovoSeven®	5,683	6,160	(8%)	(7%)	(7%)
- NovoEight®	1,115	1,119	0%	1%	0%
Growth disorders (Norditropin®)	5,872	5,199	13%	13%	11%
Other Biopharm[3]	1,161	1,168	(1%)	1%	0%
Biopharm total	14,555	14,094	3%	4%	9%

Total sales	94,808	89,604	6%	7%	100%

1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Vagifem® and Activelle®.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 7 of 33
DIABETES AND OBESITY CARE
Diabetes care, sales development
Sales in Diabetes care increased by 6% measured in Danish kroner and by 8% at CER to DKK 76,030 million driven by GLP-1 growth. Novo Nordisk has improved the global diabetes value market share over the last 12 months from 28.4% to 29.2%, driven by an improved global insulin market share and an increased GLP-1 market share as well as expansion of the GLP-1 segment.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from August 2020 and August 2019 provided by the independent data provider IQVIA.

Diabetes care, development per area	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes care, sales development

	Aug	Aug	Sales 9M 2020 DKK million	Growth at CER
	2020	2019

Global	29.2%	28.4%	76,030	8%
International Operations	22.7%	22.0%	39,768	13%
- EMEA *	27.4%	26.8%	20,076	11%
- Region China **	28.5%	27.8%	10,526	12%
- Rest of World ***	13.3%	12.7%	9,166	17%
North America Operations	31.6%	30.8%	36,262	3%
- The US	31.7%	31.1%	34,396	2%

Source: IQVIA, August 2020 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk Diabetes care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk’s Diabetes care sales in the area.

Insulin
Sales of insulin decreased by 4% measured in Danish kroner and by 3% at CER to DKK 42,923 million. The sales decrease measured at CER was driven by declining sales in the US, partly offset by increased sales in International Operations.

Sales of long-acting insulin decreased by 14% measured in Danish kroner and by 13% at CER to DKK 13,426 million. Novo Nordisk has increased its global volume market share in the long-acting insulin segment from 32.3% to 32.7% in the last 12 months. The sales decline measured at CER was driven by declining Levemir® and Tresiba® sales, partially offset by increased sales of Xultophy®. Tresiba® has been launched in 88 countries, while Xultophy® has now been launched in 42 countries.

Sales of premix insulin increased by 4% measured in Danish kroner and by 6% at CER to DKK 8,220 million. Novo Nordisk is the market leader in the premix insulin segment with a global volume market share of 64.4% compared to 64.0% 12 months ago. The sales increase was driven by increased sales of both Ryzodeg® and NovoMix®. Ryzodeg® has now been launched in 35 countries.

Sales of fast-acting insulin decreased by 2% measured in Danish kroner and by 1% at CER to DKK 14,082 million. Novo Nordisk is the market leader in the fast-acting insulin segment and has increased its global volume market share to 51.4% from 50.5% in the last 12 months. The sales decrease was driven by NovoRapid®, partly offset by increased Fiasp® sales. Fiasp® has now been launched in 40 countries.

Sales of human insulin increased by 5% measured in Danish kroner and by 8% at CER to DKK 7,195 million.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 8 of 33

Insulin, development per geographical area	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	Aug	Aug	Sales 9M 2020 DKK million	Growth at CER
	2020	2019

Global	46.9%	46.5%	42,923	(3%)
International Operations	49.7%	49.1%	29,431	10%
- EMEA *	47.2%	46.5%	13,982	6%
- Region China **	49.5%	50.2%	8,523	14%
- Rest of World ***	57.0%	56.0%	6,926	12%
North America Operations	39.6%	39.9%	13,492	(22%)
- The US	39.5%	40.1%	12,704	(23%)

Source: IQVIA, Aug 2020 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk diabetes care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk’s iabetes care sales in the area.

International Operations
Sales of insulin in International Operations increased by 7% measured in Danish kroner and by 10% at CER. Sales growth was driven by all insulin segments.

EMEA
Sales of insulin in EMEA increased by 4% measured in Danish kroner and by 6% at CER. Sales growth was mainly driven by Tresiba® and Xultophy®.

Region China
Sales of insulin in Region China increased by 12% measured in Danish kroner and by 14% at CER. The sales growth was driven by all insulin products. Tresiba® was included on the National Reimbursement Drug List in January 2020 and hospital listings have progressed.

Rest of World
Sales of insulin in Rest of World increased by 7% measured in Danish kroner and by 12% at CER. The sales growth was driven by human insulin and the portfolio of modern and new generation insulin .

North America Operations
Sales of insulin in North America Operations decreased by 22% in both Danish kroner and CER. The sales decline in the US was driven by lower realised prices following rebate enhancements, unfavourable channel mix, changes in the coverage gap legislation and launch of affordability programmes. Novo Nordisk has a volume market share of 39.6% of the total insulin market.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 9 of 33
GLP-1 therapy for type 2 diabetes
Sales of GLP-1 products for type 2 diabetes (Victoza®, Ozempic® and Rybelsus®) increased by 29% in both Danish kroner and at CER to DKK 30,051 million. Ozempic® has now been launched in 48 countries with sales of DKK 15,023 million. The GLP-1 segment’s value share of the total diabetes market has increased to 21.0% compared with 17.0% 12 months ago. Novo Nordisk continues to be the global market leader in the GLP-1 segment with a 49.9% value market share, an increase of 3.1 percentage points compared to 12 months ago. Sales growth was negatively impacted by COVID-19 as fewer patients initiated treatment and increased unemployment in the US, partially countered by COVID-19 related stocking.

GLP-1, development per geographical area	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)		GLP-1, sales development

	Aug	Aug	Sales 9M 2020 DKK million	Growth at CER
	2020	2019

Global	49.9%	46.8%	30,051	29%
International Operations	52.7%	50.3%	8,087	37%
- EMEA *	54.4%	52.9%	5,547	35%
- Region China **	92.2%	92.4%	799	24%
- Rest of World ***	42.4%	37.7%	1,741	51%
North America Operations	49.4%	46.3%	21,964	27%
- The US	48.9%	45.8%	20,991	26%

Source: IQVIA, August data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk diabetes sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk diabetes care sales in the area.

International Operations
Sales of GLP-1 in International Operations increased by 34% measured in Danish kroner and by 37% at CER. Sales growth is driven by all geographical areas. The value share of the GLP-1 class of the total diabetes market has increased to 10.4% from 8.7% 12 months ago. Novo Nordisk is the market leader with a value market share of 52.7%.

EMEA
Sales in EMEA increased by 35% in both Danish kroner and at CER. The sales growth reflects the uptake of Ozempic® countered by lower sales of Victoza®. Rybelsus® has now been launched in seven countries in EMEA. Novo Nordisk remains the market leader in EMEA with a value market share of 54.4%.

Region China
Sales in Region China increased by 22% measured in Danish kroner and by 24% at CER. The increased sales reflect volume growth, partly offset by lower realised prices. The GLP-1 class' share of the overall diabetes market value increased to 2.6% from 1.9% 12 months ago. Victoza® has a market share of 92.2%.

Rest of World
Sales in Rest of World increased by 39% measured in Danish kroner and by 51% at CER. The sales growth reflects increased Victoza® sales and launches of Ozempic®. Novo Nordisk remains the market leader with a value market share of 42.4%.

North America Operations
Sales of GLP-1 diabetes products in North America Operations increased by 27% in both Danish kroner and at CER. Sales were negatively impacted by fewer patients initiating treatment and increased unemployment in the US, partially off-set by COVID-19-related stocking, Novo Nordisk is the market leader with a 49.4% value market share compared to 46.3% 12 months ago. The value market share of the GLP-1 class of the total North American diabetes market has increased to 24.9%.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 10 of 33
Sales growth in the US is driven by a prescription volume growth of the GLP-1 class of around 30%. Rybelsus® market access has progressed and the product is broadly available across commercial and Medicare plans and the weekly new-to-brand market share has reached 13.5%. The combined Novo Nordisk GLP-1 new-to-brand prescription market share is now 60.2%. Novo Nordisk is the market leader measured on total monthly prescriptions for the combined GLP-1 portfolio.

Sales of GLP-1 in the US increased by 26% at CER. The sales increase was driven by continued uptake of Ozempic® and Rybelsus®, partially offset by declining Victoza® sales. GLP-1 sales growth was negatively impacted by rebate enhancements, unfavourable channel and payer mix as well as changes in coverage gap legislation.

Obesity care, sales development
Sales of Saxenda® increased by 3% measured in Danish kroner and by 6% at CER to DKK 4,223 million. Saxenda® sales growth was driven by both International Operations and North America Operations. Sales growth was negatively impacted by COVID-19 as fewer patients initiated treatment. Saxenda® has now been launched in 54 countries. Novo Nordisk currently has a value market share of 63.0% of the global obesity prescription drug market.

Obesity care, development per geographical area	Obesity care, sales development

	Sales 9M 2020 DKK million	Growth at CER

Global	4,223	6%
International Operations	1,611	8%
- EMEA	834	8%
- Region China	6	(17%)
- Rest of World	771	7%
North America Operations	2,612	4%
- The US	2,420	4%

International Operations
Sales of Saxenda® in International Operations remained unchanged in Danish kroner and increased by 8% at CER driven by increased sales in EMEA and Rest of World. Novo Nordisk currently has a value market share of 39.6% in the obesity prescription drug market in International Operations. Sales growth was negatively impacted by fewer patients initiating treatment due to COVID-19.

EMEA
Sales of Saxenda® in EMEA increased by 7% measured in Danish kroner and by 8% at CER. Novo Nordisk currently has a value market share of 65.4% in the obesity prescription drug market in EMEA.

Rest of World
Sales of Saxenda® in Rest of World decreased by 6% measured in Danish kroner and increased by 7% at CER. Saxenda® has been launched in 17 countries in Rest of World. Novo Nordisk currently has a value market share of 31.2% in the obesity prescription drug market in Rest of World.
North America Operations
Sales of Saxenda® in North America Operations increased by 4% in both Danish kroner and at CER and were driven by increased sales in both the US and Canada. Novo Nordisk has a value market share of 77.8% in the obesity prescription drug market in North America Operations. Sales growth was negatively impacted by fewer patients initiating treatment due to COVID-19.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 11 of 33
BIOPHARM
Biopharm, sales development
Sales of biopharm products increased by 3% measured in Danish kroner and by 4% at CER to DKK 14,555 million. The sales growth was driven by International Operations. Sales growth was driven by Growth Disorders and the launches of new haemophilia products, offset by declining sales of NovoSeven®. Sales growth was negatively impacted by lower demand due to COVID-19, offset by timing of shipments and COVID-19-related stocking.

Biopharm, development per geographical area	Biopharm, sales development

	Sales 9M 2020 DKK million	Growth at CER

Global	14,555	4%
International Operations	9,020	8%
- EMEA	5,249	10%
- Region China	304	19%
- Rest of World	3,467	5%
North America Operations	5,535	(2%)
- The US	5,131	(2%)

Haemophilia
Sales of haemophilia products decreased by 3% measured in Danish kroner and by 2% at CER to DKK 7,522 million. The decreasing sales at CER were driven by NovoSeven® sales, partly offset by the continued global roll-out of Esperoct® and Refixia®.

Sales of NovoSeven® decreased by 8% measured in Danish kroner and by 7% at CER to DKK 5,683 million. The sales development was driven by declining sales in North America Operations and Rest of World, offset by increasing sales in EMEA and Region China. The declining sales partly reflect reduced elective surgeries and bleedings due to COVID-19.

Sales of NovoEight® remained unchanged in Danish kroner and increased by 1% at CER to DKK 1,115 million. The increasing sales at CER were driven by increased sales in Rest of World and the US, partly offset by declining sales in EMEA. NovoEight® has been launched in 59 countries. Esperoct®, the long-acting haemophilia A treatment, has now been launched in 17 countries.

Sales of Refixia® increased to DKK 385 million. Sales growth was driven by continued uptake in the product launches in EMEA and Rest of World as well as continued uptake in North America Operations. Refixia® has been launched in 25 countries.

Growth disorders (Norditropin®)
Sales of Norditropin® increased by 13% in both Danish kroner and at CER to DKK 5,872 million. The sales increase was driven by International Operations and North America Operations increasing by 18% and 7% at CER, respectively. Novo Nordisk is the leading company in the global human growth disorder market with a value market share of 35.3% compared to 32.8% a year ago, driven by new indications and the global roll-out of the next-generation device. In addition to commercial execution, sales growth was positively impacted by changes in inventories and COVID-19-related stocking as well as additional demand, following supply challenges for competing products in select countries.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 12 of 33
DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 4% measured in Danish kroner and by 6% at CER to DKK 15,313 million, resulting in a gross margin of 83.8% measured in Danish kroner, compared with 83.6% in 2019. The increased gross margin reflects a positive product mix driven by increased GLP-1 sales and productivity improvements. This is partly countered by a negative impact from lower realised prices in the US.

Sales and distribution costs increased by 4% measured in Danish kroner and by 5% at CER to DKK 23,162 million. The increase in costs is driven by North America Operations reflecting launch activities for Rybelsus® and continued promotional activities for Ozempic®, partly offset by lower promotional spend related to insulin. In International Operations, promotional spend is related to launch activities for Ozempic® and Rybelsus® as well as the continued roll-out of Saxenda®. COVID-19 resulted in a reduction of the activity level and delay of promotional activities.

Research and development costs increased by 12% in both Danish kroner and at CER to DKK 10,979 million. The cost increase is driven by the amortisation of the priority review voucher for semaglutide in obesity in the third quarter of 2020. Increased activities within Other serious chronic diseases are driving the cost increase following progression of the early pipeline within cardiovascular disease and stem cell projects. This is partly offset by lower spend within Obesity care driven by finalisation of the semaglutide obesity pivotal phase 3a programme and COVID-19 impact on clinical trial activity.

Administration costs remained unchanged in Danish kroner and increased by 1% at CER to DKK 2,760 million, reflecting broadly unchanged spend across administrative areas.

Other operating income (net) was DKK 354 million compared with DKK 557 million in 2019 following reduced royalty income.

Operating profit increased by 6% measured in Danish kroner and by 7% at CER to DKK 42,948 million.

FINANCIAL ITEMS (NET) AND TAX
Financial items (net) showed a net loss of DKK 1,820 million compared with a net loss of DKK 3,136 million in 2019.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for Novo Nordisk have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a net loss of DKK 1,430 million compared with a net loss of DKK 2,649 million in 2019. This mainly reflects losses on non-hedged currencies driven by significant depreciations of several emerging market currencies.

As per the end of September 2020, a positive market value of financial contracts of approximately DKK 1.2 billion has been deferred for recognition later in 2020 and 2021.

The effective tax rate was 20.2% in the first nine months of 2020 compared with an effective tax rate of 19.3% in the first nine months of 2019 as the effective tax rate in 2019 was positively impacted by non-recurring changes to deferred tax assets following the Swiss tax reform.

CAPITAL EXPENDITURE AND FREE CASH FLOW
Capital expenditure for property, plant and equipment was DKK 4.3 billion compared with DKK 7.0 billion in 2019. The lower capital expenditure was mainly related to investments in the new production facility for diabetes active pharmaceutical ingredients in Clayton, North Carolina, US, which is now in the final stages of construction.

Free cash flow was DKK 41.6 billion compared with DKK 32.7 billion in 2019. The increase was driven by the higher net profit and favourable timing of rebate payments in the US. The purchase of intangible assets of DKK 4.9 billion includes upfront consideration for Corvidia Therapeutics acquired in July 2020.

Novo Nordisk’s financial resources, consisting of cash at bank and committed credit facilities, were DKK 36.4 billion by end of September 2020.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 13 of 33
KEY DEVELOPMENTS IN THE THIRD QUARTER OF 2020
Sales in the third quarter of 2020 increased by 2% measured in Danish kroner and by 7% at CER compared to the same period in 2019. Operating profit decreased by 1% measured in Danish kroner and increased by 7% at CER. The sales and operating profit growth rates at CER were announced on 8 October.

Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for additional details on sales in the third quarter of 2020.

Sales split per geographical area	Sales Q3 2020 DKK million	Growth as reported	Growth at CER	Share of growth at CER

International Operations	15,988	5%	10%	70%
- EMEA	8,318	5%	9%	30%
- Region China	3,549	9%	13%	19%
- Rest of World	4,121	1%	11%	21%
North America Operations	14,939	(1%)	5%	30%
- The US	14,144	(1%)	4%	26%

Total sales	30,927	2%	7%	100%

The increased global sales of 7% (CER) was driven by increased Diabetes and Obesity care sales due to increased GLP-1 sales of 31% (CER), offset by insulin sales declining by 2% (CER), as well as unchanged Obesity care sales (CER) and unchanged Biopharm sales (CER). Sales growth was negatively impacted by COVID-19 as fewer patients initiated treatment, unemployment in the US and COVID-19-related destocking, offset by phasing of rebates and inventory changes at wholesaler level in the US.

International Operations
Sales in International Operations increased by 5% measured in Danish kroner and by 10% at CER. Sales growth was driven by all geographical areas and by all therapy areas. COVID-19 negatively impacted sales growth as fewer patients initiated treatment.

Sales growth was driven by Diabetes care growing by 12% (CER) driven by increased GLP-1 sales growing by 37% (CER), insulin sales growing by 8% (CER) and Obesity care increasing by 6% (CER). Biopharm sales increased by 4% (CER) driven by increased Norditropin® sales, partially offset by decreased haemophilia sales.

North America Operations
Sales in North America Operations decreased by 1% measured in Danish kroner and increased by 5% at CER. Sales growth was negatively impacted by COVID-19 as fewer patients initiated treatment, increased unemployment and destocking, offset by phasing of rebates and inventory changes at wholesaler level.

Sales growth was driven by GLP-1 growing by 29% (CER) reflecting the prescription volume growth of the market and the uptake of Ozempic® and the launch of Rybelsus®. Insulin sales decreased by 20% (CER) driven by lower realised prices. Obesity sales decreased by 3% (CER) reflecting fewer patients initiating treatment due to COVID-19, and Biopharm sales decreased by 6% (CER) due to lower NovoSeven® and Norditropin® sales.

The gross margin was 83.3% in the third quarter of 2020 compared with 83.2% in the same period last year. The increase of 0.1 percentage point of the gross margin reflects asset impairments in 2019 as well as positive product mix and productivity, partly countered by a negative impact from lower realised prices in the US and a negative currency impact of 0.3% percentage point.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 14 of 33
Sales and distribution costs increased by 5% measured in Danish kroner and by 10% at CER compared with the same period in 2019. The increase was driven by North America Operations reflecting the launch of Rybelsus® and promotional activities related to Ozempic® as well as changes to provisions for legal cases.
Research and development costs increased by 9% measured in Danish kroner and by 10% at CER compared with the same period in 2019. The costs were driven by the amortisation of the priority review voucher for semaglutide in obesity, largely offset by impairments in the third quarter of 2019. The cost increase is driven by patient recruitment to the ongoing cardiovascular outcome trials, SOUL and SELECT, partly offset by lower costs following conclusion of the semaglutide obesity pivotal phase 3a programme.
Administrative costs remained unchanged in Danish kroner and increased by 3% at CER compared with the same period in 2019.

Other operating income (net) was DKK 127 million in the third quarter of 2020 compared with DKK 88 million in the same period last year reflecting increased royalty income.
Operating profit decreased by 1% measured in Danish kroner and increased by 7% at CER compared with the same period in 2019.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 15 of 33
EQUITY AND CAPITAL ALLOCATION

Total equity was DKK 59,573 million at the end of the first nine months of 2020, equivalent to 42.6% of total assets, compared with 42.4% at the end of the first nine months of 2019. Please refer to appendix 5 for further elaboration of changes in equity.

2020 share repurchase programme
On 6 August 2020, Novo Nordisk announced a share repurchase programme of up to DKK 2.8 billion to be executed from 6 August to 28 October 2020, as part of an overall programme of up to DKK 17 billion to be executed during a 12-month period beginning 5 February 2020. The purpose of the programme was to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. Under the programme, Novo Nordisk has repurchased 6,513,843 B shares for an amount of DKK 2.8 billion in the period from 6 August to 28 October 2020. The programme was concluded on 28 October 2020.

As of 28 October 2020, Novo Nordisk A/S has repurchased a total of 26,573,022 B shares equal to a transaction value of DKK 11.351 billion under the DKK 17 billion programme beginning 5 February 2020.

As of 28 October 2020, Novo Nordisk and its wholly-owned affiliates owned 26,561,746 of its own B shares, corresponding to 1.1% of the total share capital.

Share repurchases under the overall programme of up to DKK 17 billion that began 5 February 2020 are expected to be resumed shortly. As announced in February 2020, Novo Nordisk’s majority shareholder Novo Holdings A/S, a holding company fully owned by the Novo Nordisk Foundation, has informed Novo Nordisk that it intends to consider its participation in the Novo Nordisk share repurchase programme on a year-by-year basis. For 2020, Novo Holdings A/S has informed Novo Nordisk that it plans to participate in the share repurchase programme. Novo Holdings A/S has an ownership of 28.3% of the Novo Nordisk share capital, and Novo Holdings A/S currently intends to maintain its ownership of the Novo Nordisk share capital around 28%.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 16 of 33
OUTLOOK
OUTLOOK 2020
The outlook for sales and operating profit growth was raised on 8 October to 5-8% at CER. The current expectations for 2020 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 30 October 2020	Expectations 6 August 2020

Sales growth
at CER	5% to 8%	3% to 6%
as reported	Around 3 percentage points lower than at CER	Around 2 percentage points lower than at CER

Operating profit growth
at CER	5% to 8%	2% to 5%
as reported	Around 4 percentage points lower than at CER	Around 3 percentage points lower than at CER

Financial items (net)	Loss of around DKK 1.4 billion	Loss of around DKK 1.2 billion

Effective tax rate	20% to 22%	20% to 22%

Capital expenditure (PP&E)	Around DKK 6.5 billion	Around DKK 6.5 billion

Depreciation, amortisation and impairment losses	Around DKK 5.5 billion	Around DKK 5 billion

Free cash flow	DKK 34-39 billion	DKK 33-38 billion

The sales growth outlook was updated on 8 October 2020 and is expected to be 5% to 8% at CER. The guidance reflects expectations for continued robust sales performance for the GLP-1 diabetes care products Ozempic®, Victoza® and Rybelsus®, the portfolio of new-generation insulin and the biopharm products. The guidance also reflects intensifying competition both within Diabetes care and Biopharm, especially within the haemophilia inhibitor segment. Furthermore, continued pricing pressure within Diabetes care as well as expansion of affordability initiatives, especially in the US, are expected to impact sales development. Given the current exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 3 percentage points lower than at CER.

The operating profit growth outlook was updated on 8 October 2020 and is expected to be 5% to 8% at CER. The expectation for operating profit growth primarily reflects the sales growth outlook and continued investments in current and future growth drivers across the operating units. Given the current exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 4 percentage points lower than at CER.

The current COVID-19 pandemic causes uncertainty to the outlook regarding the number of patients initiating treatment and societal impacts such as the unemployment rate in the US which is impacting healthcare insurance coverage. The outlook is based on a number of assumptions related to the severity and duration of impacts from COVID-19. Consequently, volatility in quarterly results should be expected.

For 2020, Novo Nordisk now expects financial items (net) to amount to a loss of around DKK 1.4 billion compared to a loss of DKK 1.2 billion in August 2020. This development mainly reflects losses from non-hedged currencies due to depreciations across several emerging market currencies.

The effective tax rate for 2020 is still expected to be in the range of 20-22%.

Capital expenditure is still expected to be around DKK 6.5 billion in 2020, primarily relating to investments in additional capacity for active pharmaceutical ingredient (API) production within Diabetes care and an expansion of the filling capacity within Diabetes care. Depreciation, amortisation and impairment losses are now expected to be around DKK 5.5 billion reflecting the amortisation of the priority review voucher for semaglutide in obesity. The free cash flow is now expected to be DKK 34-39 billion reflecting higher net profit.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 17 of 33
All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during the remainder of 2020, including the potential implications from major healthcare reforms, and that the currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Neither does the guidance include the financial implications of significant business development transactions during the remainder of 2020.

FX	Q3 2020	Q3 2019	% change	9M 2020	9M 2019	% change	Spot rate 26 October 2020

USD	637	671	(5%)	663	664	0%	630
CNY	92	96	(4%)	95	97	(2%)	94
JPY	6.00	6.26	(4%)	6.17	6.09	1%	5.99
CAD	478	508	(6%)	491	500	(2%)	478
GBP	823	827	0%	843	845	0%	820

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)

USD	DKK 1,900 million	11
CNY[1]	DKK 450 million	6
JPY	DKK 150 million	12
CAD	DKK 130 million	9
GBP	DKK 100 million	10

1) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact from foreign exchange hedging is included in Financial items (net).

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Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 18 of 33
RESEARCH & DEVELOPMENT UPDATE
Diabetes care
Xultophy® marketing authorisation application submitted in China
In August 2020, Novo Nordisk submitted a new drug application to the China Centre of Drug Evaluation for Xultophy® for the treatment of people with insufficiently controlled type 2 diabetes.

Phase 3b trial initiated with Ozempic® for peripheral artery disease
During the third quarter of 2020, Novo Nordisk initiated a phase 3b trial investigating the effects of Ozempic® (once-weekly subcutaneous semaglutide) in around 800 people with type 2 diabetes and peripheral artery disease. The trial is a randomised, double-blinded and placebo-controlled trial, investigating semaglutide versus standard of care.

Phase 1 trial initiated with glucose-sensitive insulin (NN1845)
During the third quarter of 2020, Novo Nordisk initiated the first human dose trial for a glucose-sensitive insulin. The trial is investigating safety, tolerability, pharmacokinetics and pharmacodynamics of subcutaneously administrated glucose-sensitive insulin.

Phase 1 trial initiated with oral semaglutide at higher doses with different formulations
During the third quarter of 2020, Novo Nordisk initiated a phase 1 trial with higher doses of oral semaglutide for type 2 diabetes. The trial is a randomised and open-label trial designed to assess oral semaglutide at higher doses, including investigation of different formulations in healthy volunteers. The primary objective of the trial is to investigate the steady state exposure of 25 and 50 mg of oral semaglutide in different formulations.

Development of anti-IL-21 in combination with liraglutide discontinued
In 2019, Novo Nordisk successfully completed a phase 2 trial evaluating the effects of the combination of anti-IL-21 and liraglutide as therapy for patients recently diagnosed with type 1 diabetes. Following an evaluation of the regulatory path forward, Novo Nordisk has decided to discontinue the development of anti-IL-21 in combination with liraglutide.

Obesity care
Priority review voucher to be applied for semaglutide in obesity
During the third quarter of 2020, Novo Nordisk notified the US Food and Drug Administration (FDA) that Novo Nordisk will request priority review for the file of semaglutide in obesity using a priority review voucher. Novo Nordisk still expects to file semaglutide in obesity around the turn of the year.

Biopharm
Sogroya® approved in the US in adults with growth hormone deficiency
On 28 August 2020, once-weekly somapacitan was approved by the FDA under the brand name Sogroya® for substitution of endogenous growth hormone in adults with growth hormone deficiency (AGHD). The approval is based on results from the REAL programme where the global pivotal trial enrolled 301 treatment-naïve adults with growth hormone deficiency. Sogroya® administered once-weekly demonstrated superiority over placebo on the primary endpoint, change in truncal fat percentage. Sogroya® for AGHD is currently under regulatory review in the EU, Switzerland and Japan.

Concizumab phase 3 trial reinitiated
On 13 August 2020, Novo Nordisk announced that the clinical trials in the concizumab phase 3 programme (explorer6, 7 and 8) would be reinitiated. The trials are investigating subcutaneous concizumab prophylaxis treatment in haemophilia A and B patients regardless of inhibitor status. This follows pausing of the trials in March 2020 due to the occurrence of non-fatal thrombotic events in three patients enrolled. Novo Nordisk has together with international experts and relevant authorities identified a path forward for concizumab. New safety measures and guidelines, based on analysis of all available data, have been agreed with the US FDA and the clinical hold has been lifted. The trials were reinitiated in September 2020.

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Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 19 of 33
Other serious chronic diseases
Semaglutide in NASH granted Breakthrough Therapy Designation in the US
In August 2020, the US FDA granted Breakthrough Therapy designation for semaglutide for non-alcoholic steatohepatitis (NASH). The designation means amongst others that the FDA will work closely with Novo Nordisk to develop semaglutide expeditiously for this indication. Novo Nordisk expects to initiate phase 3 clinical development with semaglutide in NASH in 2021.

Ziltivekimab phase 2 trial successfully completed
In September 2020, Novo Nordisk successfully completed the RESCUE phase 2 trial with once-monthly subcutaneous ziltivekimab. The 24-week blinded phase 2 trial investigated the efficacy of ziltivekimab compared to placebo on markers of inflammation measured by high-sensitivity C-reactive protein (hsCRP) in a chronic kidney disease patient population with atherosclerotic cardiovascular disease and inflammation. 264 patients were randomised to treatment with three different monthly doses of ziltivekimab (7.5, 15 and 30 mg) or placebo. The study met its primary objective, demonstrating a decrease in hsCRP after 12 weeks of treatment of up to 92% compared to a decrease of 5% with placebo. The treatment difference was statistically significant for all dose levels compared to placebo. In the trial, ziltivekimab appeared to have a safe and well-tolerated profile. Following the completion of the phase 2 trial, a cardiovascular outcomes trial is expected to be initiated in 2021.

SUSTAINABILITY UPDATE

Social responsibility
As part of the social responsibility strategy 'Defeat Diabetes' and the focus on providing affordable insulin to vulnerable patients in every country, Novo Nordisk has as of August 2020 lowered the ceiling price of human insulin to 3 USD from 4 USD per vial, and letters have been sent out to ministries of health in 76 low- and middle-income countries in scope for the company’s Access to Insulin Commitment.

Environment
In September 2020, Novo Nordisk set a target to ensure all direct suppliers supply the company based on 100% renewable power by 2030. Novo Nordisk will work with all existing and new suppliers to meet the target. The commitment is the next step in Novo Nordisk’s ‘Circular for Zero’ environmental strategy, which was launched in April 2019 and set the ambition for the company to have zero environmental impact. The majority of Novo Nordisk’s total carbon emissions originate in the supply chain, making this commitment with suppliers on renewable power integral to achieving Novo Nordisk’s environmental strategy. By achieving this target, Novo Nordisk would therefore be eliminating at least 300,000 tons of greenhouse gases from the supply chain. Novo Nordisk has already committed to achieve zero CO2 emissions from the global operations and transport by 2030, and in 2020 the target of using 100% renewable power across all production sites was achieved.

Employees
The number of full-time employees at the end of the first nine months of 2020 increased by 5.1% compared to 12 months ago. The total number of employees was 44,893 corresponding to 44,326 full-time positions. The increase in employees in Novo Nordisk is mainly driven by International Operations. Novo Nordisk also continues to increase the number of employees in Global Business Services in India.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 63 / 2020

Financial Performance	Equity	Outlook	Strategic aspirations	R&D	Sustainability	Corporate governance	Legal	Financial Information
Company announcement No XX / 2020

Financial Performance	Equity	Outlook	Strategic aspirations	R&D	Sustainability	Corporate governance	Legal	Financial Information
Company announcement No XX / 2020

Financial Performance	Equity	Outlook	Strategic aspirations	R&D	Sustainability	Corporate governance	Legal	Financial Information
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Financial Performance	Equity	Outlook	Strategic aspirations	R&D	Sustainability	Corporate governance	Legal	Financial Information
Company announcement No XX / 2020

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Company announcement No XX / 2020

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Company announcement No XX / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 20 of 33
CORPORATE GOVERNANCE

Communication to shareholders
As part of Novo Nordisk's ambition to reduce the environmental footprint, shareholders in Novo Nordisk A/S will as of 1 January 2021 only receive formal shareholder communication from the company by e-mail. This also applies to notices to convene general meetings that will no longer be sent to shareholders as hardcopy by regular mail.

Shareholders are encouraged to sign up and register their email addresses via Novo Nordisk's InvestorPortal on the website:

https://www.novonordisk.com/investors/investor-portal-and-SHARE-magazine.html (the contents of the company’s website do not form a part of this Form 6-K).

Shareholders who wish to receive communication from Novo Nordisk are responsible for ensuring that the company is in possession of the correct email addresses.

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Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 21 of 33
MANAGEMENT STATEMENT
The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first nine months of 2020. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first nine months of 2020 has been prepared in accordance with IAS 34 'Interim Financial Reporting'. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2019 of Novo Nordisk. Furthermore, the financial report for the first nine months of 2020 and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the financial report for the first nine months of 2020 is adequate. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated Annual Report 2019.

Bagsværd, 30 October 2020

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Karsten Munk Knudsen CFO	Monique Carter

Camilla Sylvest	Mads Krogsgaard Thomsen	Henrik Wulff

Board of Directors:

Helge Lund Chair	Jeppe Christiansen Vice chair	Brian Daniels

Laurence Debroux	Andreas Fibig	Sylvie Grégoire

Liz Hewitt	Mette Bøjer Jensen	Kasim Kutay

Anne Marie Kverneland	Martin Mackay	Thomas Rantzau

Stig Strøbæk

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 22 of 33
About Novo Nordisk
Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 44,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Financial calendar
03 February 2021	Financial statement for 2020
25 March 2021	Annual General Meeting
5 May 2021	Financial statement for the first three month of 2021
5 August 2021	Financial statement for the first six month of 2021
3 November 2021	Financial statement for the first nine month of 2021

Contacts for further information
Media:
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Ken Inchausti (US)	+1 609 240 9429	kiau@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com
Kristoffer Due Berg (US)	+1 609 235 2989	krdb@novonordisk.com
Further information about Novo Nordisk is available on novonordisk.com.

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s statutory Annual Report 2019 and Form 20-F both filed with the SEC in February 2020 in continuation of the publication of the Annual Report 2019, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto,
•statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures,
•statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
•statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’ and 'Equity’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Managing risks to protect value’ of the Annual Report 2019.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 23 of 33
APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
								% change
	2020			2019				Q3 2020 vs.
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2019

Net sales	30,927	30,006	33,875	32,417	30,277	30,036	29,291	2%

Gross profit	25,772	25,234	28,489	26,985	25,202	25,187	24,559	2%
Gross margin	83.3%	84.1%	84.1%	83.2%	83.2%	83.9%	83.8%

Sales and distribution costs	8,174	7,398	7,590	9,536	7,761	7,580	6,946	5%
Percentage of sales	26.4%	24.7%	22.4%	29.4%	25.6%	25.2%	23.7%
Research and development costs	3,911	3,291	3,777	4,384	3,601	3,557	2,678	9%
Percentage of sales	12.6%	11.0%	11.1%	13.5%	11.9%	11.8%	9.1%
Administrative costs	1,006	827	927	1,235	1,009	852	911	0%
Percentage of sales	3.3%	2.8%	2.7%	3.8%	3.3%	2.8%	3.1%
Other operating income, net	127	120	107	43	88	254	215	44%

Operating profit	12,808	13,838	16,302	11,873	12,919	13,452	14,239	(1%)
Operating margin	41.4%	46.1%	48.1%	36.6%	42.7%	44.8%	48.6%

Financial income	162	97	17	20	17	15	13	N/A
Financial expenses	279	519	1,298	814	829	1,322	1,030	(66%)
Financial items (net)	(117)	(422)	(1,281)	(794)	(812)	(1,307)	(1,017)	(86%)

Profit before income taxes	12,691	13,416	15,021	11,079	12,107	12,145	13,222	5%

Income taxes	2,393	2,791	3,124	2,362	1,913	2,550	2,777	25%

Net profit	10,298	10,625	11,897	8,717	10,194	9,595	10,445	1%

Depreciation, amortisation and impairment losses	2,130	1,158	1,086	1,398	2,095	1,110	1,058	2%
Capital expenditure[1]	1,401	1,239	1,667	1,907	2,234	2,147	2,644	(37%)
Net cash generated from operating activities	17,506	24,261	10,012	5,165	16,688	15,039	9,890	5%
Free cash flow	11,224	22,666	7,669	1,737	14,039	12,020	6,655	(20%)

Total assets	139,947	136,121	126,256	125,612	124,908	117,909	110,135	12%
Total equity	59,573	60,054	54,399	57,593	52,953	53,085	47,319	13%
Equity ratio	42.6%	44.1%	43.1%	45.8%	42.4%	45.0%	43.0%

Full-time equivalent employees end of period	44,326	43,526	43,158	42,703	42,158	41,611	42,453	5%

Basic earnings per share/ADR (in DKK)	4.42	4.54	5.07	3.71	4.3	4.03	4.37	3%
Diluted earnings per share/ADR (in DKK)	4.42	4.53	5.05	3.70	4.29	4.03	4.36	3%
Average number of shares outstanding (million)	2,329.0	2,338.8	2,348.8	2,357.9	2,368.8	2,380.2	2,390.3	(2%)
Average number of diluted shares
outstanding (million)	2,335.1	2,344.9	2,354.8	2,363.3	2,373.2	2,383.5	2,394.6	(2%)

Sales by business segment:
Long-acting insulin	4,048	4,220	5,158	5,102	5,019	5,411	5,244	(19%)
Premix insulin	2,572	2,693	2,955	2,665	2,596	2,560	2,757	(1%)
Fast-acting insulin	4,589	4,379	5,114	4,936	4,632	4,758	4,977	(1%)
Human insulin	2,194	2,314	2,687	2,204	2,237	2,180	2,415	(2%)
Total insulin	13,403	13,606	15,914	14,907	14,484	14,909	15,393	(7%)
Total GLP-1	10,651	9,425	9,975	9,842	8,492	7,740	7,147	25%
Other Diabetes care	954	977	1,125	1,017	1,038	1,125	1,067	(8%)
Total Diabetes care	25,008	24,008	27,014	25,766	24,014	23,774	23,607	4%
Obesity care (Saxenda®)	1,338	1,308	1,577	1,564	1,442	1,462	1,211	(7%)
Diabetes and Obesity care total	26,346	25,316	28,591	27,330	25,456	25,236	24,818	3%

Haemophilia	2,311	2,401	2,810	2,554	2,524	2,670	2,533	(8%)
Growth disorders (Norditropin®)	1,890	1,952	2,030	2,076	1,886	1,758	1,555	0%
Other Biopharm	380	337	444	457	411	372	385	(8%)
Biopharm total	4,581	4,690	5,284	5,087	4,821	4,800	4,473	(5%)

Sales by geographic segment:
International Operations[2]	15,988	16,115	18,296	15,351	15,261	15,565	15,387	5%
- EMEA	8,318	8,167	9,674	8,231	7,913	8,120	7,944	5%
- Region China	3,549	3,474	3,813	3,019	3,258	3,192	3,375	9%
- Rest of World	4,121	4,474	4,809	4,101	4,090	4,253	4,068	1%
North America Operations	14,939	13,891	15,579	17,066	15,016	14,471	13,904	(1%)
- The US	14,144	13,028	14,775	16,252	14,256	13,767	13,211	(1%)

Segment operating profit:
Diabetes and Obesity care	9,748	11,434	13,456	9,013	10,403	11,393	11,828	(6%)
Biopharm	3,060	2,404	2,846	2,860	2,516	2,059	2,411	22%

1) Cash-based capital expenditure (Purchase of property, plant and equipment).
2) Comparatives numbers have been restated following the re-organisation of International Operations in 2020.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 24 of 33
APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	9M 2020	9M 2019	Q3 2020	Q3 2019

Income statement

Net sales	94,808	89,604	30,927	30,277
Cost of goods sold	15,313	14,656	5,155	5,075

Gross profit	79,495	74,948	25,772	25,202

Sales and distribution costs	23,162	22,287	8,174	7,761
Research and development costs	10,979	9,836	3,911	3,601
Administrative costs	2,760	2,772	1,006	1,009
Other operating income, net	354	557	127	88

Operating profit	42,948	40,610	12,808	12,919

Financial income	276	45	162	17
Financial expenses	2,096	3,181	279	829

Profit before income taxes	41,128	37,474	12,691	12,107

Income taxes	8,308	7,240	2,393	1,913

NET PROFIT	32,820	30,234	10,298	10,194

Basic earnings per share (DKK)	14.03	12.70	4.42	4.30
Diluted earnings per share (DKK)	14.00	12.68	4.42	4.29

Segment Information

Segment sales:
Diabetes and Obesity care	80,253	75,510	26,346	25,456
Biopharm	14,555	14,094	4,581	4,821

Segment operating profit:
Diabetes and Obesity care	34,638	33,624	9,748	10,403
Operating margin	43.2%	44.5%	37.0%	40.9%

Biopharm	8,310	6,986	3,060	2,516
Operating margin	57.1%	49.6%	66.8%	52.2%

Total segment operating profit	42,948	40,610	12,808	12,919

Statement of comprehensive income

Net profit for the period	32,820	30,234	10,298	10,194

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements on defined benefit plans	27	(369)	(77)	(167)

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	(1,002)	489	(788)	305
Cash flow hedges, realisation of previously deferred (gains)/losses	343	1,686	(65)	202
Cash flow hedges, deferred gains/(losses) incurred during the period	1,019	(1,405)	606	(1,006)
Other items	4	10	1	(6)
Tax on other comprehensive income, income/(expense)	(512)	25	(169)	212

Other comprehensive income for the period, net of tax	(121)	436	(492)	(460)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	32,699	30,670	9,806	9,734

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 25 of 33
APPENDIX 3: CASH FLOW STATEMENT

DKK million	9M 2020	9M 2019

Net profit	32,820	30,234

Adjustment for non-cash items:
Income taxes in the Income Statement	8,308	7,240
Depreciation, amortisation and impairment losses	4,374	4,263
Other non-cash items	13,508	7,139
Change in working capital	(384)	(1,304)
Interest received	50	45
Interest paid	(182)	(148)
Income taxes paid	(6,715)	(5,852)

Net cash generated from operating activities	51,779	41,617

Purchase of intangible assets	(4,869)	(1,238)
Proceeds from sale of property, plant and equipment	3	2
Purchase of property, plant and equipment	(4,307)	(7,025)
Proceeds from other financial assets	11	—
Purchase of other financial assets	—	(6)
Investment in associated company	(392)	(50)
Proceeds from the divestment of Group and associated companies	—	(3)
Dividend received from associated company	18	20

Net cash used in investing activities	(9,536)	(8,300)

Purchase of treasury shares	(11,195)	(10,404)
Dividends paid	(20,121)	(19,409)
Repayment of borrowings, net	(568)	(470)

Net cash used in financing activities	(31,884)	(30,283)

NET CASH GENERATED FROM ACTIVITIES	10,359	3,034

Cash and cash equivalents at the beginning of the year	15,411	15,629
Exchange gain/(loss) on cash and cash equivalents	(305)	93

Cash and cash equivalents at the end of the period	25,465	18,756

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 26 of 33
APPENDIX 4: BALANCE SHEET

DKK million	30 Sep 2020	31 Dec 2019

ASSETS

Intangible assets	9,415	5,835
Property, plant and equipment	49,925	50,551
Investments in associated companies	601	474
Deferred income tax assets	4,745	4,121
Other receivables and prepayments	562	841
Other financial assets	1,032	1,334

TOTAL NON-CURRENT ASSETS	66,280	63,156

Inventories	18,105	17,641
Trade receivables	24,358	24,912
Tax receivables	423	806
Other receivables and prepayments	3,613	3,434
Derivative financial instruments	1,688	188
Cash at bank	25,480	15,475

TOTAL CURRENT ASSETS	73,667	62,456
TOTAL ASSETS	139,947	125,612

EQUITY AND LIABILITIES

Share capital	470	480
Treasury shares	(5)	(10)
Retained earnings	59,850	57,817
Other reserves	(742)	(694)

TOTAL EQUITY	59,573	57,593

Borrowings	2,636	3,009
Deferred income tax liabilities	991	80
Retirement benefit obligations	1,324	1,334
Provisions	4,475	4,613

Total non-current liabilities	9,426	9,036

Borrowings	1,468	1,474
Trade payables	6,123	6,358
Tax payables	5,019	4,212
Other liabilities	15,298	15,085
Derivative financial instruments	1,002	734
Provisions	42,038	31,120

Total current liabilities	70,948	58,983

TOTAL LIABILITIES	80,374	68,019

TOTAL EQUITY AND LIABILITIES	139,947	125,612

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 27 of 33
APPENDIX 5: EQUITY STATEMENT

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust-ments	Cash flow hedges	Tax and other adjust-ments	Total other reserves	Total

9M 2020

Balance at the beginning of the period	480	(10)	57,817	(839)	(329)	474	(694)	57,593
Net profit for the period			32,820					32,820
Other comprehensive income for the period			27	(1,002)	1,362	(508)	(148)	(121)

Total comprehensive income for the period			32,847	(1,002)	1,362	(508)	(148)	32,699

Transfer of cash flow hedge reserve to intangible assets					128	(28)	100	100
Transactions with owners:
Dividends			(20,121)					(20,121)
Share-based payments			468					468
Tax related to restricted stock units			29					29
Purchase of treasury shares		(5)	(11,190)					(11,195)
Reduction of the B share capital	(10)	10						—

Balance at the end of the period	470	(5)	59,850	(1,841)	1,161	(62)	(742)	59,573

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust-ments	Cash flow hedges	Tax and other adjust-ments	Total other reserves	Total

9M 2019

Balance at the beginning of the period	490	(11)	53,406	(1,065)	(1,677)	696	(2,046)	51,839
Net profit for the period			30,234					30,234
Other comprehensive income for the period			(369)	489	281	35	805	436

Total comprehensive income for the period			29,865	489	281	35	805	30,670

Transactions with owners:
Dividends			(19,409)					(19,409)
Share-based payments			245					245
Tax related to restricted stock units			12					12
Purchase of treasury shares		(6)	(10,398)					(10,404)
Reduction of the B share capital	(10)	10						—

Balance at the end of the period	480	(7)	53,721	(576)	(1,396)	731	(1,241)	52,953

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 28 of 33
APPENDIX 6: SALES SPLIT PER AREA

Q3 2020 sales split per area

DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Long-acting insulin	4,048	2,460	1,577	399	484	1,588	1,467
% change at CER	(15%)	14%	14%	43%	(1%)	(38%)	(40%)
Tresiba®	2,102	1,126	652	139	335	976	887
% change at CER	(4%)	33%	37%	—	(1%)	(27%)	(30%)
Xultophy®	604	443	405	—	38	161	158
% change at CER	9%	24%	20%	—	70%	(17%)	(18%)
Levemir®	1,342	891	520	260	111	451	422
% change at CER	(33%)	(6%)	(9%)	3%	(14%)	(57%)	(58%)
Premix insulin	2,572	2,447	645	1,201	601	125	119
% change at CER	4%	4%	(11%)	14%	6%	12%	15%
Ryzodeg®	296	296	79	13	204	—	—
% change at CER	15%	15%	30%	—	3%	—	—
NovoMix®	2,276	2,151	566	1,188	397	125	119
% change at CER	3%	3%	(15%)	13%	7%	12%	15%
Fast-acting insulin	4,589	2,611	1,562	508	541	1,978	1,883
% change at CER	4%	8%	7%	14%	6%	(1%)	(1%)
Fiasp®	345	201	186	—	15	144	136
% change at CER	18%	24%	25%	—	21%	10%	11%
NovoRapid®	4,244	2,410	1,376	508	526	1,834	1,747
% change at CER	3%	7%	5%	14%	6%	(2%)	(1%)
Human insulin	2,194	1,774	551	696	527	420	397
% change at CER	5%	5%	(7%)	2%	25%	1%	3%
Total insulin	13,403	9,292	4,335	2,804	2,153	4,111	3,866
% change at CER	(2%)	8%	4%	14%	8%	(20%)	(20%)
Victoza®	4,765	1,817	1,057	294	466	2,948	2,863
% change at CER	(7%)	8%	(7%)	33%	43%	(15%)	(15%)
Ozempic®	5,432	892	765	2	125	4,540	4,295
% change at CER	82%	188%	171%	—	302%	70%	69%
Rybelsus®	454	16	16	—	—	438	437
% change at CER	—	—	—	—	—	—	—
Total GLP-1	10,651	2,725	1,838	296	591	7,926	7,595
% change at CER	31%	37%	29%	35%	70%	29%	29%
Other Diabetes care[1]	954	730	179	389	162	224	190
% change at CER	(4%)	(7%)	(28%)	3%	2%	9%	13%
Total Diabetes care	25,008	12,747	6,352	3,489	2,906	12,261	11,651
% change at CER	9%	12%	9%	14%	17%	7%	6%
Obesity care (Saxenda®)	1,338	485	258	2	225	853	794
% change at CER	0%	6%	14%	(50%)	0%	(3%)	(3%)
Diabetes and Obesity care total	26,346	13,232	6,610	3,491	3,131	13,114	12,445
% change at CER	9%	12%	9%	14%	15%	6%	6%

Biopharm segment
Haemophilia[2]	2,311	1,345	974	44	327	966	910
% change at CER	(4%)	(2%)	8%	(40%)	(17%)	(6%)	(6%)
NovoSeven®	1,674	891	627	40	224	783	763
% change at CER	(11%)	(13%)	(3%)	(42%)	(27%)	(8%)	(9%)
NovoEight®	375	287	213	4	70	88	83
% change at CER	10%	12%	6%	0%	33%	3%	6%
Growth disorders (Norditropin®)	1,890	1,143	519	13	611	747	741
% change at CER	5%	14%	16%	40%	12%	(6%)	(7%)
Other Biopharm[3]	380	268	215	1	52	112	48
% change at CER	(5%)	(6%)	(6%)	(100%)	(4%)	(2%)	(15%)
Biopharm total	4,581	2,756	1,708	58	990	1,825	1,699
% change at CER	0%	4%	8%	(31%)	0%	(6%)	(7%)

Total sales	30,927	15,988	8,318	3,549	4,121	14,939	14,144
% change at CER	7%	10%	9%	13%	11%	5%	4%
% change as reported	2%	5%	5%	9%	1%	(1%)	(1%)
Share of growth	100%	70%	30%	19%	21%	30%	26%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Vagifem® and Activelle®.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 29 of 33

9M 2020 sales split per area

DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Long-acting insulin	13,426	7,590	4,916	1,120	1,554	5,836	5,452
% change at CER	(13%)	14%	12%	39%	8%	(34%)	(36%)
Tresiba®	6,720	3,345	1,957	300	1,088	3,375	3,101
% change at CER	(2%)	31%	32%	—	8%	(22%)	(26%)
Xultophy®	1,842	1,326	1,209	1	116	516	508
% change at CER	15%	25%	19%	—	125%	(5%)	(6%)
Levemir®	4,864	2,919	1,750	819	350	1,945	1,843
% change at CER	(30%)	(4%)	(8%)	9%	(9%)	(51%)	(52%)
Premix insulin	8,220	7,799	2,275	3,662	1,862	421	401
% change at CER	6%	8%	(1%)	13%	11%	(22%)	(22%)
Ryzodeg®	967	967	252	26	689	—	—
% change at CER	33%	33%	47%	—	25%	—	—
NovoMix®	7,253	6,832	2,023	3,636	1,173	421	401
% change at CER	3%	5%	(5%)	13%	5%	(22%)	(22%)
Fast-acting insulin	14,082	8,170	4,968	1,563	1,639	5,912	5,604
% change at CER	(1%)	8%	6%	18%	5%	(11%)	(12%)
Fiasp®	1,021	591	547	—	44	430	404
% change at CER	28%	34%	32%	—	68%	19%	19%
NovoRapid®	13,061	7,579	4,421	1,563	1,595	5,482	5,200
% change at CER	(2%)	6%	3%	18%	4%	(13%)	(13%)
Human insulin	7,195	5,872	1,823	2,178	1,871	1,323	1,247
% change at CER	8%	8%	0%	2%	25%	10%	12%
Total insulin	42,923	29,431	13,982	8,523	6,926	13,492	12,704
% change at CER	(3%)	10%	6%	14%	12%	(22%)	(23%)
Victoza®	13,990	5,578	3,371	795	1,412	8,412	8,137
% change at CER	(15%)	5%	(6%)	23%	29%	(24%)	(24%)
Ozempic®	15,023	2,493	2,160	4	329	12,530	11,839
% change at CER	120%	303%	304%	—	292%	101%	101%
Rybelsus®	1,038	16	16	—	—	1,022	1,015
% change at CER	—	—	—	—	—	—	—
Total GLP-1	30,051	8,087	5,547	799	1,741	21,964	20,991
% change at CER	29%	37%	35%	24%	51%	27%	26%
Other Diabetes care[1]	3,056	2,250	547	1,204	499	806	701
% change at CER	(4%)	(12%)	(31%)	(5%)	(2%)	31%	38%
Total Diabetes care	76,030	39,768	20,076	10,526	9,166	36,262	34,396
% change at CER	8%	13%	11%	12%	17%	3%	2%
Obesity care (Saxenda®)	4,223	1,611	834	6	771	2,612	2,420
% change at CER	6%	8%	8%	(17%)	7%	4%	4%
Diabetes and Obesity care total	80,253	41,379	20,910	10,532	9,937	38,874	36,816
% change at CER	8%	12%	11%	12%	16%	3%	2%

Biopharm segment
Haemophilia[2]	7,522	4,513	2,864	257	1,392	3,009	2,794
% change at CER	(2%)	3%	8%	14%	(8%)	(7%)	(7%)
NovoSeven®	5,683	3,222	1,920	247	1,055	2,461	2,364
% change at CER	(7%)	(4%)	3%	17%	(17%)	(10%)	(9%)
NovoEight®	1,115	856	616	10	230	259	242
% change at CER	1%	2%	(4%)	(23%)	20%	1%	1%
Growth disorders (Norditropin®)	5,872	3,676	1,705	42	1,929	2,196	2,183
% change at CER	13%	18%	17%	72%	18%	7%	7%
Other Biopharm[3]	1,161	831	680	5	146	330	154
% change at CER	1%	1%	2%	(20%)	(3%)	1%	2%
Biopharm total	14,555	9,020	5,249	304	3,467	5,535	5,131
% change at CER	4%	8%	10%	19%	5%	(2%)	(2%)

Total sales	94,808	50,399	26,159	10,836	13,404	44,409	41,947
% change at CER	7%	12%	11%	12%	13%	2%	2%
% change as reported	6%	9%	9%	10%	8%	2%	2%
Share of growth	100%	83%	39%	19%	25%	17%	11%

1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Vagifem® and Activelle®.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 30 of 33
APPENDIX 7: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are Sales and operating profit at CER, Free cash flow and Financial resources.

Sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as Net sales/Operating profit for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit for the same period prior year. Price adjustments within hyperinflation countries as defined in IAS 29 ‘Financial reporting in hyperinflation economies’ are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in sales and operating profit by adjusting for the impact of currency fluctuations.

Sales at CER

DKK million	9M 2020	9M 2019	% change 9M 2020 to 9M 2019	Q3 2020	Q3 2019	% change Q3 2020 to Q3 2019

Net sales	94,808	89,604	6%	30,927	30,277	2%
Effect of exchange rates	1,209	—		1,591	—
Sales at CER	96,017	89,604	7%	32,518	30,277	7%

Operating profit at CER

DKK million	9M 2020	9M 2019	% change 9M 2020 to 9M 2019	Q3 2020	Q3 2019	% change Q3 2020 to Q3 2019

Operating profit	42,948	40,610	6%	12,808	12,919	(1%)
Effect of exchange rates	680	—		983	—
Operating profit at CER	43,628	40,610	7%	13,791	12,919	7%

Free cash flow
Novo Nordisk defines free cash flow as ’net cash generated from operating activities’, less ‘net cash used in investing activities’, less repayment on lease liabilities and excluding net change of marketable securities. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board to allocate between Novo Nordisk's capital providers, through eg dividends, share repurchases and repayment of debt (excluding lease liability repayments) or for retaining in the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	9M 2020	9M 2019	Q3 2020	Q3 2019

Net cash generated from operating activities	51,779	41,617	17,506	16,688
Net cash used in investing activities	(9,536)	(8,300)	(6,063)	(2,441)
Repayment on lease liabilities	(684)	(603)	(219)	(208)
Free cash flow	41,559	32,714	11,224	14,039

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Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 31 of 33

Financial resources
Financial resources is defined as the sum of cash and cash equivalents at the end of the year, undrawn committed credit facilities less bank overdrafts classified as liabilities arising from financing activities (part of borrowings). The following table reconciles total financial resources with cash and cash equivalents, the most directly comparable IFRS financial measure:

Financial resources

DKK million	9M 2020	Q4 2019

Cash and cash equivalents	25,465	15,411
Undrawn committed credit facilities	11,542	11,578
Borrowings (bank overdrafts)	(595)	(595)
Financial resources	36,412	26,394

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Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 32 of 33
APPENDIX 8: NEW SALES SPLIT PER AREA (ADDITIONAL INFORMATION)

Q3 2019 sales split per area - DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Long-acting insulin	5,019	2,266	1,434	289	543	2,753	2,630
Tresiba®	2,306	888	486	27	375	1,418	1,343
Xultophy®	575	370	343	—	27	205	202
Levemir®	2,138	1,008	605	262	141	1,130	1,085
Premix insulin	2,596	2,479	781	1,095	603	117	109
Ryzodeg®	278	278	69	—	209	—	—
NovoMix®	2,318	2,201	712	1,095	394	117	109
Fast-acting insulin	4,632	2,536	1,524	463	549	2,096	1,989
Fiasp®	301	164	150	—	14	137	129
NovoRapid®	4,331	2,372	1,374	463	535	1,959	1,860
Human insulin	2,237	1,799	610	706	483	438	406
Total insulin	14,484	9,080	4,349	2,553	2,178	5,404	5,134
Victoza®	5,370	1,741	1,157	227	357	3,629	3,507
Ozempic®	3,122	326	285	—	41	2,796	2,659
Rybelsus®	—	—	—	—	—	—	—
Total GLP-1	8,492	2,067	1,442	227	398	6,425	6,166
Other Diabetes care	1,038	819	262	387	170	219	178
Total Diabetes care	24,014	11,966	6,053	3,167	2,746	12,048	11,478
Obesity care (Saxenda®)	1,442	514	239	2	273	928	865
Diabetes and Obesity care total	25,456	12,480	6,292	3,169	3,019	12,976	12,343

Biopharm segment
Haemophilia	2,524	1,441	928	78	435	1,083	1,020
NovoSeven®	1,985	1,083	667	74	342	902	880
NovoEight®	357	268	204	4	60	89	82
Growth disorders (Norditropin®)	1,886	1,051	461	10	580	835	833
Other Biopharm	411	289	232	1	56	122	60
Biopharm total	4,821	2,781	1,621	89	1,071	2,040	1,913

Total sales	30,277	15,261	7,913	3,258	4,090	15,016	14,256

9M 2019 sales split per area - DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Long-acting insulin	15,674	6,783	4,454	820	1,509	8,891	8,556
Tresiba®	6,948	2,593	1,485	58	1,050	4,355	4,164
Xultophy®	1,626	1,080	1,021	—	59	546	540
Levemir®	7,100	3,110	1,948	762	400	3,990	3,852
Premix insulin	7,913	7,376	2,381	3,286	1,709	537	513
Ryzodeg®	747	747	184	1	562	—	—
NovoMix®	7,166	6,629	2,197	3,285	1,147	537	513
Fast-acting insulin	14,367	7,732	4,773	1,353	1,606	6,635	6,334
Fiasp®	804	444	416	—	28	360	339
NovoRapid®	13,563	7,288	4,357	1,353	1,578	6,275	5,995
Human insulin	6,832	5,628	1,834	2,170	1,624	1,204	1,110
Total insulin	44,786	27,519	13,442	7,629	6,448	17,267	16,513
Victoza®	16,507	5,378	3,579	655	1,144	11,129	10,776
Ozempic®	6,872	641	536	—	105	6,231	5,900
Rybelsus®	—	—	—	—	—	—	—
Total GLP-1	23,379	6,019	4,115	655	1,249	17,360	16,676
Other Diabetes care	3,230	2,611	808	1,280	523	619	509
Total Diabetes care	71,395	36,149	18,365	9,564	8,220	35,246	33,698
Obesity care (Saxenda®)	4,115	1,611	781	6	824	2,504	2,323
Diabetes and Obesity care total	75,510	37,760	19,146	9,570	9,044	37,750	36,021

Biopharm segment
Haemophilia	7,727	4,475	2,683	225	1,567	3,252	3,012
NovoSeven®	6,160	3,413	1,895	212	1,306	2,747	2,610
NovoEight®	1,119	863	645	13	205	256	239
Growth disorders (Norditropin®)	5,199	3,140	1,467	25	1,648	2,059	2,049
Other Biopharm	1,168	838	681	5	152	330	152
Biopharm total	14,094	8,453	4,831	255	3,367	5,641	5,213

Total sales	89,604	46,213	23,977	9,825	12,411	43,391	41,234

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Company announcement No 63 / 2020

Financial report for the period 1 January 2020 to 30 September 2020	Page 33 of 33

APPENDIX 8: NEW SALES SPLIT PER AREA - CONTINUED (ADDITIONAL INFORMATION)

2019 sales split per area - DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Long-acting insulin	20,776	9,035	5,955	1,059	2,021	11,741	11,271
Tresiba®	9,259	3,477	1,983	87	1,407	5,782	5,500
Xultophy®	2,210	1,493	1,407	—	86	717	708
Levemir®	9,307	4,065	2,565	972	528	5,242	5,063
Premix insulin	10,578	9,707	3,160	4,306	2,241	871	839
Ryzodeg®	993	993	237	4	752	—	—
NovoMix®	9,585	8,714	2,923	4,302	1,489	871	839
Fast-acting insulin	19,303	10,304	6,422	1,753	2,129	8,999	8,592
Fiasp®	1,243	617	585	—	32	626	597
NovoRapid®	18,060	9,687	5,837	1,753	2,097	8,373	7,995
Human insulin	9,036	7,361	2,438	2,847	2,076	1,675	1,552
Total insulin	59,693	36,407	17,975	9,965	8,467	23,286	22,254
Victoza®	21,934	7,249	4,713	898	1,638	14,685	14,217
Ozempic®	11,237	1,143	969	—	174	10,094	9,599
Rybelsus®	50	—	—	—	—	50	50
Total GLP-1	33,221	8,392	5,682	898	1,812	24,829	23,866
Other Diabetes care	4,247	3,389	1,052	1,647	690	858	705
Total Diabetes care	97,161	48,188	24,709	12,510	10,969	48,973	46,825
Obesity care (Saxenda®)	5,679	2,083	981	9	1,093	3,596	3,348
Diabetes and Obesity care total	102,840	50,271	25,690	12,519	12,062	52,569	50,173

Biopharm segment
Haemophilia	10,281	5,946	3,646	284	2,016	4,335	4,031
NovoSeven®	8,119	4,502	2,577	269	1,656	3,617	3,454
NovoEight®	1,525	1,143	844	15	284	382	358
Growth disorders (Norditropin®)	7,275	4,225	1,960	36	2,229	3,050	3,035
Other Biopharm	1,625	1,122	912	5	205	503	247
Biopharm total	19,181	11,293	6,518	325	4,450	7,888	7,313

Total sales	122,021	61,564	32,208	12,844	16,512	60,457	57,486

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Company announcement No 63 / 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 30, 2020
Novo Nordisk A/S

Lars Fruergaard Jørgensen
Chief Executive Officer